UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANKOH INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 MERCHANT ST., SUITE 850
(No. and Street)

HONOLULU	HI	96813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRANDI HINO, FINOP 808-694-8794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

55 MERCHANT ST. SUITE 1900	HONOLULU	HI	96813
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER A. OTTO _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANKOH INVESTMENT SERVICES, INC. _____ , as of FEBRUARY 28 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_LS_

State of Hawaii   City and County of Honolulu
This __2__ page *Annual Audited Report*
Form X-17A-5 Part III dated *February 28, 2018*
was subscribed and sworn to before me this *28th*
day of *February* , 20 *18* , in the First Circuit of
the State of Hawaii by *Christopher A. Otto*
Rouella VP Tilitile
Rouella V P Tilitile
My commission Expires: 9/14/2018   *2/28/2018*
                                           Date
          Notary Public

_____
          Signature

PRESIDENT/CEO _____
                    Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY PUBLIC CERTIFICATION
Rouella V.P. Tilitile   First Judicial Circuit
Doc. Description: _____

_____
No. of Pages: __2__ Date of Doc. *2/28/2018*
Rouella VP Tilitile   *2/28/2018*
Notary Signature   Date

_LS_

FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Bankoh Investment Services, Inc.
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

Bankoh Investment Services, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2017

Contents



Ernst & Young LLP   Tel: +1 808 531 2037
Harbor Court C-120   Fax: +1 808 535 6888
Suite 1900
55 Merchant Street
Honolulu, HI 96813

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bankoh Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1992.
February 28, 2018

Bankoh Investment Services, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	2,105,334
Commissions receivable from brokers and dealers, net		285,003
Other assets		135,454
Total assets	$	2,525,791

Liabilities and stockholder's equity

Liabilities:

Due to parent for income taxes payable	$	48,157
Accrued expenses and other liabilities		607,903
Total liabilities		656,060

Stockholder's equity:

Common stock ($10 par value), authorized, issued and outstanding 50,000 shares		500,000
Retained earnings		1,369,731
Total stockholder's equity		1,869,731
Total liabilities and stockholder's equity	$	2,525,791

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Income

Year Ended December 31, 2017

Revenues

Mutual fund and securities income	$ 2,339.688
Annuity and insurance fee income	5,600.261
Investment advisor fees	1,538,198
Other income	17,710
	9,495,857

Expenses

Salaries, commissions and benefits	5,418,892
Broker charges	572,020
Occupancy	341.254
Equipment	67,316
Other operating expenses	686,984
	7,086,466

Income before income taxes	2,409,391
Provision for income taxes	999,415
Net income	$ 1,409,976

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

	Common Stock	Retained Earnings	Total
Balance at December 31, 2016	$ 500,000	$ 959,755	$ 1,459,755
Net income	--	1,409,976	1,409,976
Cash dividend paid	–	(1,000,000)	(1,000,000)
Balance at December 31, 2017	$ 500,000	$ 1,369,731	$ 1,869,731

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Operating activities

Net income	$	1,409,976
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Deferred taxes		32,921
Depreciation and amortization		5,842
Increase in commissions receivable from brokers and dealers, net		(17,152)
Decrease in other assets		4,760
Decrease in due to parent for income taxes		(375,067)
Decrease in accrued expenses and other liabilities		(3,239)
Net cash provided by operating activities		1,058,041
Financing activities		
Cash dividend paid		(1,000,000)
Increase in cash and cash equivalents		58,041
Cash and cash equivalents at beginning of year		2,047,293
Cash and cash equivalents at end of year	$	2,105,334

See accompanying notes.

Bankoh Investment Services, Inc.

Notes to Financial Statements

December 31, 2017

1. Organization

Bankoh Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets, including the New York Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. Additionally, the Company is a Registered Investment Advisor offering a variety of managed account solutions directed by third-party asset managers. The Company conducts its business primarily in the State of Hawaii.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC ("NFS"), which maintains the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund that totaled $2,082,537 as of December 31, 2017.

Mutual Fund and Securities Income

Commission revenue and related brokerage charges are recorded on a trade-date basis.

Annuity Fee and Life Insurance Income

Annuity and life insurance income and related expenses are recorded on a contract date basis. The contract date is the date the Company receives the customer's completed application.

Accounting Standards Pending Adoption

In May 2014, the FASB issued ASU No. 2014-09, *"Revenue from Contracts with Customers."* The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies generally will be required to use more judgment and make more estimates than under current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. For financial reporting purposes, the standard allows for either full retrospective adoption, meaning the standard is applied to all of the periods presented, or modified retrospective adoption, meaning the standard is applied only to the most current period presented in the financial statements with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company has substantially completed its overall assessment of revenue streams and review of related contracts potentially affected by the ASU. Based on this assessment, the Company concluded that ASU 2014-09 does not materially change the method in which the Company currently recognizes revenue. The Company also completed its evaluation of certain costs related to these revenue streams to determine whether such costs should be presented as expenses or contra-revenue (i.e., gross vs. net). Based on its evaluation, the Company concluded that ASU 2014-09 does not change the method in which the Company currently recognizes these costs. The Company adopted ASU 2014-09 on its required effective date of January 1, 2018 utilizing the modified retrospective approach. Since there was no material net income impact upon adoption of the new guidance, a cumulative effect adjustment to opening retained earnings was not deemed necessary. The Company is completing its evaluation of the ASU's expanded disclosure requirement effective for the year ended December 31, 2018 financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *"Leases."* Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases): 1) a lease liability, which is the present value of a lessee's obligation to make lease payments, and 2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessor accounting under the new guidance remains largely unchanged as it is substantially equivalent to existing guidance for sales-type leases, direct financing leases, and operating leases. Other limited changes were made to align lessor accounting with the lessee accounting model and the new revenue recognition standard. All entities will classify leases to determine how to recognize lease-related revenue and expense. Quantitative and qualitative disclosures will be required by lessees and lessors to

meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The intention is to require enough information to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity's leasing activities. The new guidance allows lessees to make an accounting policy election to apply accounting similar to current operating lease accounting to leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise (short-term lease exemption). If an entity applies this exception, short-term leases are not recognized on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term. ASU No. 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018; early adoption is permitted. All entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. They have the option to use certain relief; full retrospective application is prohibited. The Company leases office space from the Bank on a month-to-month basis. As this lease term is less than 12 months, the Company expects to elect the short-term lease exception mentioned above. Therefore, ASU No. 2016-02 is not expected to have a material impact on the Company's financial statements.

Subsequent Events

Subsequent events have been evaluated through February 28, 2018, the date the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.

3. Service Agreement

The Company has a service agreement with NFS to provide certain services as the Company's clearing firm. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts, including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

4. Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1. At December 31, 2017, the Company had net capital of $1,586,141, which was $1,536,141 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.414-to-1. The Company had no subordinated debt at December 31, 2017, or at any time during the year then ended.

5. Related Party Transactions

The Bank allocates certain personnel and operating costs to the Company. These expenses are reimbursed by the Company and recorded in the appropriate expense line item. Allocated expenses in 2017 included:

Salaries, commissions and benefits	$	664.136
Occupancy		341,054
Other operating expenses		144,845

At December 31, 2017, amounts due to the Bank included in accrued expenses and other liabilities totaled $164,850.

6. Income Taxes

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company paid $1,341,561 to the Parent for income taxes during 2017.

On December 22, 2017, Public law No. 115-97, commonly known as the Tax Cuts and Jobs Act was signed into law, a tax reform bill which, among other items, reduces the current corporate federal income tax rate from 35% to 21% effective January 1, 2018.

Accounting Standards Codification (ASC) 740, Income Taxes, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the Tax Cuts and Jobs Act was enacted on December, 22 2017, the Company revalued and adjusted its deferred taxes by recording an additional $34,428 of tax expense in December 2017. The Company's deferred tax balances as of December 31, 2017 are based on the 21% federal tax rate which is expected to be in effect during the periods in which the temporary differences reverse.

The Company's net deferred tax assets as of December 31,2017, after aforementioned effects of changes in tax rates on its net deferred tax balance, was $57,050 , which are predominantly the result of temporary timing differences relating to state taxes owed for 2017 which will be deducted from federal income tax in 2018 and are included in other assets. Utilization of the Company's deferred tax assets are predicated on the Company being profitable in future years. Management believes it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences.

The components of the provision for income taxes for the year ended December 31, 2017, are as follows:

Current:		
Federal	$	786,880
State		179,614
Total Current		966,494
Deferred:		
Federal		32,889
State		32
Total Deferred		32,921
Provision for income taxes	$	999,415

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate of 35% to income before income taxes primarily due to the effect of state taxes.

The Parent's federal tax returns and State of Hawaii income tax returns for 2014 through 2016 remain subject to examination by the taxing authorities.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of the participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value-sharing contribution that is linked to the Parent's financial goals, are made regardless of whether the participant contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $430,698 in 2017 and was included in salaries, commissions and benefits.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Retirement Plan and Excess Plan no longer provides for compensation increases in the determination of benefits. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Parent's postretirement benefit plan provides retirees with medical and dental insurance coverage. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent has no segregated assets to provide for postretirement benefits. For the year ended

Supplemental Information

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2017

Net Capital

Total stockholder's equity qualified for net capital	$	1,869,731
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable from brokers and dealers		126,485
Deferred taxes		57,050
Equipment		3,895
Other assets		24,509
		211,939
Deduction for excess Fidelity Bond		30,000
Total deductions and charges		241,939
Net capital before haircuts on securities positions:		
(tentative net capital)		1,627,792
Haircuts on money market funds		(41,651)
Net capital	$	1,586,141

Aggregate Indebtedness

Items included in statement of financial condition:		
Due to parent for income taxes payable	$	48,157
Accrued expenses and other liabilities		607,903
Total aggregate indebtedness	$	656,060

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	43,737
Minimum dollar net capital requirement	$	50,000
Net capital requirement (greater of above two minimum requirement amounts)	$	50,000
Net capital in excess of required minimum	$	1,536,141
Ratio: Aggregate Indebtedness to Net Capital		0.414 to 1

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 (continued)

December 31, 2017

There are no material differences between the net capital, as reported in the Company's Part II (unaudited) FOCUS Report and the Schedule I in the audited financial statements as of December 31, 2017.

Bankoh Investment Services, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements

December 31, 2017

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Bankoh Investment Services, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Information Relating to Possession or Control of Securities

December 31, 2017

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.



**Building a better
working world**

Ernst & Young LLP
Harbor Court C-120
Suite 1900
55 Merchant Street
Honolulu, HI 96813

Tel: +1 808 531 2037
Fax: +1 808 535 6888

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors
Bankoh Investment Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Bankoh Investment Services, Inc. (the "Company"), and the Securities Investor Protection Corporation ("SIPC"), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries in the cash disbursements journal.

   No findings were found as a result of applying the procedure

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.



**Building a better
working world**

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Bankoh Investment Services, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Honolulu, Hawaii
February 28, 2018